Exhibit (h)(d)(4)(a)

SCHEDULE A

Pacific Select Fund

Expense Limitation Agreement

For the Pacific Dynamix Portfolios and Underlying Portfolios

Portfolio	Expense Limitation [i]	Effective Date of Current Limit	Expiration Date

Pacific Dynamix – Conservative Growth	0.59	May 1, 2015	April 30, 2016
Pacific Dynamix – Moderate Growth	0.59	May 1, 2015	April 30, 2016
Pacific Dynamix – Growth	0.59	May 1, 2015	April 30, 2016

i Maximum operating expense limit as a percentage of average net assets.

Effective: May 1, 2015

PACIFIC SELECT FUND

By: /s/ Howard T. Hirakawa	By: /s/ Laurene E. MacElwee
Name: Howard T. Hirakawa	Name: Laurene E. MacElwee
Title: Senior Vice President	Title: VP & Assistant Secretary

PACIFIC LIFE FUND ADVISORS LLC

By: /s/ Howard T. Hirakawa	By: /s/ Laurene E. MacElwee
Name: Howard T. Hirakawa	Name: Laurene E. MacElwee
Title: SVP, Fund Advisor Operations	Title: VP & Assistant Secretary